FRANKLIN TEMPLETON INVESTMENT

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

August 24, 2015

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton International Trust (“FTIT”)

                         (File Nos. 033-41340, 811-06336)

                        Templeton Global Smaller Companies Fund (“TGSCF”)

                        (File Nos. 002-70889, 811-03143)

Dear Ms. Rossotto:

            On behalf of FTIT and TGSCF (together, the “Registrants,” and individually, a “Registrant”), submitted herewith under the EDGAR system are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Tara E. Gormel, Esq. on August 14, 2015 with regard to the Preliminary Proxy Statement (the “Proxy Statement”) and other materials filed with the Commission on August 6, 2015 in connection with the special meeting of shareholders of Templeton Foreign Smaller Companies Fund (the “Foreign Fund”), a series of FTIT, and TGSCF scheduled to be held on or about October 27, 2015.

            Each comment from the Staff is summarized below, followed by the applicable Registrant’s response to the comment. Terms not defined herein shall have the meaning set forth for such terms in the Proxy Statement.

1.         Comment:        With respect to Q&A #3, under the heading “How will the Manager of Managers Structure affect my Fund?” please disclose that the Manager of Managers Structure must be approved by shareholders.

                        Response:         The requested disclosure has been added.

2.         Comment:        In Proposals 1 and 2, please disclose the alternatives if either Proposal is not approved for a Fund.

                        Response:         The disclosure in the Proxy Statement has been revised as follows:

Proposals 1 and 2 require that shareholders of each Fund approve both Proposal 1 and Proposal 2.  If either Proposal 1 or Proposal 2 is not approved by shareholders of a Fund, it is expected that the Fund will continue to operate under its current management structure and the Board of the Fund will need to consider what steps to take with respect to the ongoing management of such Fund.

3.         Comment:       With respect to Proposals 1 and 2, the discussion under the heading “Are there any material differences between the New IM Agreements and the current IM Agreements?” states that “certain terms that are common in the latest forms of investment management agreements used across the Franklin Templeton Investments complex were added to the New IM Agreements for both Funds, including: … (ii) a provision contractually binding the Investment Manager to any publicly announced fee waiver or limitation on Fund expenses….”  Please explain the meaning of this provision and whether there are fee waivers or expense limitations for the Funds.

Response:         The provision referenced above is intended to contractually bind the Investment Manager to the terms of any fee waiver or limitation on Fund expenses disclosed in the Fund’s prospectus and other disclosure documents.  Currently, there is no disclosure in either Fund’s prospectus or other disclosure documents regarding a fee waiver or expense limitation agreement with the Investment Manager and, as such, there is no fee waiver or expense limitation agreement currently in place between either Fund and its Investment Manager.

4.         Comment:        With respect to Proposal 4, please revise the language in the fourth paragraph under the heading “Are there any tax consequences for shareholders?” to clarify that the Foreign Fund will not exist after the Reorganization.

Response:         The fourth paragraph under the heading “Are there any tax consequences for shareholders?” has been revised as follows:

At October 31, 2014, the Foreign Fund had capital loss carryforwards of $13,038,009 expiring in 2017.  The New Foreign Fund will succeed to these capital loss carryforwards of the Foreign Fund.  However, following the Reorganization, it is anticipated that the New Foreign Fund may change its fiscal year end from October 31 to March 31 to conform to that of the other series of TGIT.  This change would result in the New Foreign Fund having a short fiscal year ending March 31, 2016, which may result in an earlier expiration of the New Foreign Fund’s capital loss carryovers.

5.         Comment:        Under “FURTHER INFORMATION ABOUT VOTING AND THE MEETING—Solicitation of Proxies,” please state the total cost of the proxy solicitation, broken down per Funds and Investment Managers.

                        Response:         The disclosure in the Proxy Statement has been revised as follows:

D.F. King (the “Solicitor”) has been engaged to assist in the solicitation of proxies, at an estimated cost of $201,170, including expenses.  As noted above, 75% of the cost, or approximately $150,878, will be borne by the Funds’ Investment Managers. The remaining 25%, or approximately $50,292, will be allocated to the Funds, with each Fund paying any cost that can be identified for that particular Fund and the residual costs allocated based upon the number of shareholder accounts in each Fund.  As the date of the Meeting approaches, certain Fund shareholders may receive a telephone call from a representative of the Solicitor if their votes have not yet been received.

6.         Comment:        Please attach a form of proxy ballot to the Proxy Statement.

Response:         Registrants refer to the forms of proxy cards that were included following Exhibit F of the Proxy Statement in the August 6, 2016 filing.

            Each Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Tara Gormel, Assistant Corporate Counsel, at 954-527-7583 if you have any questions or wish to discuss the responses presented above.

                                                            Very truly yours,

                                                          /s/Lori A. Weber

                                                                        Lori A. Weber

                                                                        Vice President